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|---|---|
| **From:** | Strasser, JoAnn |
| **To:** | Hallock, Houghton R.; |
| **Subject:** | -lifetime_--proposed_language_for_prospectus.DOC |
| **Date:** | Wednesday, April 28, 2010 4:43:37 PM |
| **Attachments:** | @ |

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Hello Mr. Hallack, As we discussed this morning, I would like to work out language that can be added to the prospectus immediately (May 1) to ensure full disclosure to shareholders while we work out a final solution. This would allow the Fund to continue operations, and prevent interruptions and inc